Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

September 16, 2021

Via EDGAR

Division of Corporation

Finance Office of Life Sciences

U.S. Securities and Exchange Commission

Attention: Ms. Cara Wirth

Re:	Addentax Group Corp.
Amendment No. 11 to Registration Statement on Form S-1
Filed August 20, 2021
File No. 333-230943

Dear Ms. Wirth:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of September 1, 2021 with respect to the Amendment No. 11 to Registration Statement on Form S-1(File No. 333-230943) (the “S-1”) filed with the SEC on August 20, 2021 by Addentax Group Corp., a Nevada corporation (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 12 to the S-1 (the “Amended Registration Statement”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 11 to Registration Statement on Form S-1 Filed August 20, 2021

Cover Page

1.	Please disclose prominently on the prospectus cover page the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock, or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We respectfully advise the Staff that the disclosure on the cover page of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

U.S. Securities and
Exchange Commission
September 16, 2021

2.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but are a Nevada holding company with operations conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Disclose that investors may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross- reference to your detailed discussion of risks facing the company and the offering as a result of your operating structure.

RESPONSE: We respectfully advise the Staff that the disclosure on the cover page of the Amended Registration Statement has been revised, and that additional disclosure on page 20 of the Amended Registration Statement under the caption “Risks Relating to Our Holding Company Structure,” has been added, in accordance with the Staff’s comment.

Summary, page 2

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs, if any, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, if applicable. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 2 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

4.	In your summary of risk factors on page 4, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 4 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

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U.S. Securities and
Exchange Commission
September 16, 2021

5.	Disclose each permission, if any, that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. In this light, we note your risk factor disclosure on page 16 that you do not believe that the CSRC’s approval is required and that you do not believe that you are subject to CAC review. However, if applicable, please state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of your subsidiaries operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

RESPONSE: We respectfully advise the Staff that we have added disclosure on page 5 of the prospectus summary of the Amended Registration Statement under caption “PRC Limitation on Oversea Listing and Share Issuances” that we currently do not require CSRC nor CAC’s approval for our operation or issuing securities to foreign investors, however, that there are uncertainties to the interpretation and implementation of the PRC laws and regulations and we cannot assure if the PRC regulatory authorities are taking the same view. And if such permission is required, we might not be able to obtain the requisite permissions and which in turn will materially affect our business and results of operations.

6.	Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including your subsidiaries, to the parent company and U.S. investors.

RESPONSE: We respectfully advise the Staff that we have added the description of how cash is transferred through the organization on page 5 of the Amended Registration Statement under the caption “Transfers of Cash to and from Our Subsidiaries.”

Risk Factors, page 8

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have added the disclosure on page 15 of the Amended Registration Statement in accordance with the Staff’s comment.

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U.S. Securities and
Exchange Commission
September 16, 2021

General

8.	We note your risk factor on page 17 that states “[t]he Renminbi is currently convertible under the ‘current account,’ which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the ‘capital account,’ which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities” (emphasis added). However, we were unable to find references to your VIE elsewhere in your filing. Please amend your disclosure to clarify whether you operate solely through your subsidiaries, or if you also operate through a VIE. Please note that if you conduct operations through a consolidated VIE, we may have further comments.

RESPONSE: We respectfully advise the Staff that the disclosure on the page 18 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Lawrence Venick at +86 (10) 5954-3688, lvenick@loeb.com, or Vivien Bai at 212-407-4933, vbai@loeb.com. Thank you for your time and attention to this filing.

Sincerely,

Addentax Group Corporation

/s/ Zhida Hong
		Name:	Zhida Hong
		Title:	Chief Executive Officer

Cc:	Lawrence Venick

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